SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                       Commission File Number: 000-23291
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                          NOTIFICATION OF LATE FILING

      (Check One):  |X|Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
|_| Form N-SAR
      For Period Ended: June 30, 1999
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|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  DigiTEC 2000, Inc.
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Former name if applicable
                                       n/a
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Address of principal executive office (Street and number)

                               8 West 38th Street
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City, state and zip code  New York, New York 10018
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
    |X| filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Registrant suffered the loss of its Vice President-Finance during the fourth quarter of 1999 and the Company's former Chief Accounting Officer assumed responsibilities for certain of the Company's sales operations. To date, the Company has not be able to hire a Chief Financial Officer and remains understaffed in its financial positions. In addition, the Company continues to encounter delays in installing its new computer system, creating the need for additional procedures to complete the requisite information to complete the filing. For the foregoing reasons, the Company could not complete the filing within the prescribed time frame without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Frank C. Magliato                         212.782.1594
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                  (Name)                      (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes  |_| No

      The Registrant's sales decreased from approximately $35.0 million for the twelve month period ended June 30, 1998 to approximately $10.4 million for the twelve month period ended June 30, 1999, and the Company incurred a loss of approximately $10.0 million for the period ended June 30, 1999 as compared to a loss of approximately $12.0 million for the period ended June 30, 1998. See Attachment for an explanation of the anticipated change.

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Digitec 2000, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 27, 1999                         By /s/ Frank C. Magliato
                                                   -----------------------------
                                                   Name:  Frank C. Magliato
                                                   Title: President

                                   ATTACHMENT

                                   FORM 12b-25

The decrease in the Company's sales is due primarily to the Company's inability to market its new pre-paid telephone cards as rapidly as planned, due to liquidity issues which precluded the Company from purchasing transmission services at competitive costs as quickly as planned.

The loss of approximately $10.0 million incurred by the Company for the year ended June 30, 1999 as compared to a loss of approximately $12.0 million for the year ended June 30, 1998 is due primarily to continued difficulty in marketing the Company's new pre-paid telephone cards. Selling, general and administrative decreased from approximately $9.5 million for the year ended June 30, 1998 to approximately $6.0 million for the year ended June 30, 1999.

Although selling, general and administrative expenses decreased substantially as compared to the year ended June 30, 1998, the Company's sales continue to not to reach prior levels.